FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   April, 2004
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Commission File Number  0-29382
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                          Minefinders Corporation Ltd.
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                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F           Form 40-F X
                                                          ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
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                             N E W S   R E L E A S E
                                                                  April 29, 2004

          MINEFINDERS SELECTS DOLORES GOLD AND SILVER RECOVERY PROCESS

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN) has selected a combined flotation and heap leach mineral recovery process for the final feasibility study on its Dolores gold-silver deposit located in Chihuahua, Mexico. The selection was made after extensive evaluation of standard heap leach, flotation, agitated cyanide leaching, and pulp agglomeration, individually, and in combination with each other.

In the selected process, high-grade and sulfide ores containing the majority of the project gold and silver will be preferentially directed to the mill and flotation plant, while low-grade ores will report directly to the leach pad for standard, low-cost heap leach processing. The addition of flotation to the Dolores mine plan is expected to substantially increase the overall percentage recovery of contained silver, while maintaining the percentage recovery of contained gold at favorable levels approximating those previously announced.

The evaluation of the different process scenarios was completed on the basis of estimated capital and operating costs and on recovery information generated from laboratory metallurgical testing. Following this analysis, it was determined that a combined flotation with heap leach recovery operation would provide the flexibility required to maximize returns at current and higher precious metals prices and remain cost effective in a lower price environment. The final bankable feasibility for the project will be based upon optimization of this operating scenario.

Mark Bailey, Minefinders' President and CEO commented: "The final selection of the Dolores operating process marks a major milestone in the commercialization of the project. While the metallurgy at Dolores has always been very good, we have taken the time necessary to ensure that all of the possible recovery processes have been thoroughly evaluated, so as to maximize the project's potential."

Projected Flotation Recoveries

Flotation test results from composited ore-grade intervals (shown in the first table below) from the Dolores deposit demonstrated a highly efficient recovery process, yielding enhanced gold recovery and very significantly increased silver recovery. These recovery efficiencies are expected to have a particularly positive financial impact, due to the increase in sulfide resources within the project area, the discovery of potentially important base metal concentrations, and recent increases in silver prices.

The table indicates the projected total recoveries for each ore-type, based on results from SGS Lakefield lock-cycle and other testing, using the proposed process, i.e. recovered gold and silver in the flotation concentrate is then cyanide leached and combined with gold and silver recovered from the leached tails to provide the "Total Recovery" percentages:

----------------------------- ----------------------- ---------------------- --------------------- ---------------------
Composite Type                Flotation Au            Flotation Ag           Total Recovery Au     Total Recovery Ag
----------------------------- ----------------------- ---------------------- --------------------- ---------------------
Mixed Oxide/sulfide ore                  65 %                    67 %                  93 %                  82 %
----------------------------- ----------------------- ---------------------- --------------------- ---------------------
Sulfide ore                              91 %                    90 %                  90 %                  94 %
----------------------------- ----------------------- ---------------------- --------------------- ---------------------
Sulfide/base-metal ore                   92 %                    90 %                    *                     *
----------------------------- ----------------------- ---------------------- --------------------- ---------------------

         * total recovery results for sulfide/base-metal ores are pending

Metallurgical samples were composited to represent dominant ore-types found throughout the Dolores deposit and sent to SGS Lakefield Research Limited of Ontario, Canada for testing. The three ore-types selected include: 1) Composite 1 - mixed oxide and oxide/sulfide ores, 2) Composite 2 - simple sulfide ores, and 3) Composite 3 - sulfide ore with a significant base-metal (Pb-Zn) component. Each composite was subjected to a wide series of flotation tests using a range of variables in an effort to optimize flotation recoveries and processing. The table indicates that leaching of mixed and oxide tails, although requiring an additional circuit, provides a significant contribution to total recovery; and that leaching of sulfide tails may not be necessary. A cost/benefit analysis of this issue is ongoing.

An additional 15 samples, totaling 105 kilograms, are undergoing variability testing to further characterize flotation response to the different rock types and oxidation states of ore-grade material from the Dolores deposit. Flotation testing is ongoing for the sulfide-base metal composite which has produced marketable lead and zinc concentrates which could be sent to a smelter to further enhance project economics.

Projected Heap Leach Recoveries

Heap leach recoveries from lower grade ores are estimated from recovery data indicated by the 32 columns of composited Dolores material tested and/or compiled by McClelland Labs of Sparks, Nevada. While additional data from ongoing column leach tests are being accumulated, the test results to date are sufficient to provide the projected recoveries presented below:

  --------------------------------- ------------------------ -------------------
  Composite Type                    Recovery Au*             Recovery Ag*
  --------------------------------- ------------------------ -------------------
  Oxide ore                         78 %                     45 %
  --------------------------------- ------------------------ -------------------
  Mixed ore                         70 %                     50 %
  --------------------------------- ------------------------ -------------------
  Sulfide ore                       59 %                     59 %
  --------------------------------- ------------------------ -------------------
         * presumed 100% passing -3/8 inch crush

Summary

It is expected that the proposed combination of flotation and heap leach circuits will ensure optimal project returns and substantially increase Minefinders' leverage to current and higher gold and silver prices at moderate projected capital and operating costs. Details of the Dolores project economics will be released in conjunction with the completion of the feasibility study.

About Minefinders

Minefinders is a highly successful precious metals exploration company with its advanced Dolores gold and silver deposit and several ongoing exploration projects in Sonora, Mexico. The Company is presently working on completing a feasibility study on the Dolores deposit and conducting exploration drill programs on its other prospects. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

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Safe Harbor Statement under the United States Private Securities  Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores project, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     April 29, 2004                    By:    /S/ "Paul C. MacNeill"
         ------------------                       ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director